Exhibit 12.1


                          COMCAST CABLE COMMUNICATIONS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                              (dollars in millions)

                                                            Years Ended December 31,

                                                      1999           1998           1997
Earnings (loss) before fixed charges (1):

     Loss before extraordinary items               ($247.5)        ($97.2)       ($112.1)

     Income tax benefit                              (46.2)         (35.8)         (43.6)

     Fixed charges                                   362.9          275.7          265.2
                                                    ------         ------         ------

                                                     $69.2         $142.7         $109.5
                                                    ======         ======         ======

Fixed charges (1):

     Interest expense                                352.9         $223.6         $227.9

     Interest expense on notes payable
          to affiliates                               10.0           52.1           37.3
                                                    ------         ------         ------

                                                    $362.9         $275.7         $265.2
                                                    ======         ======         ======

Ratio of earnings to fixed charges (2)                --             --             --

_______________________

(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of loss before extraordinary items, income tax benefit, and fixed charges. Fixed charges consist of interest expense and interest expense on notes payable to affiliates.

(2) For the years ended December 31, 1999, 1998 and 1997, earnings, as defined above, were inadequate to cover fixed charges by $293.7 million, $133.0 million and $155.7 million, respectively.